UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-41568

ERAYAK Power Solution Group Inc.

No. 528, 4th Avenue

Binhai Industrial Park

Wenzhou, Zhejiang Province

People’s Republic of China 325025

+86-577-86829999

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Results of Extraordinary General Meeting of Shareholders

ERAYAK Power Solution Group Inc. (the “Company”) held an extraordinary general meeting of shareholders (the “Meeting”) on July 9, 2026, at 11:00 a.m., Beijing Time (July 8, 2026, at 11:00 p.m. Eastern Time), at No. 528, 4th Avenue, Binhai Industrial Park, Wenzhou, Zhejiang Province, People’s Republic of China 325025.

As of the close of business on June 11, 2026, the record date for the Meeting (the “Record Date”), there were 1,005,618 class A ordinary shares of the Company (the “Class A Ordinary Shares”), each entitled to one vote, and 49,092 class B ordinary shares of the Company (the “Class B Ordinary Shares”), each entitled to twenty votes, issued and outstanding, representing an aggregate of 1,987,458 votes entitled to be cast at the Meeting.

Holders of 31,404 Class A Ordinary Shares and 49,092 Class B Ordinary Shares, representing an aggregate of 1,013,244 votes, or approximately 51% of all votes attaching to all shares of the Company in issue and entitled to vote at the Meeting as of the Record Date, were present in person or represented by proxy at the Meeting, constituting a quorum in accordance with the Company’s currently effective memorandum and articles of association.

Each of the proposals submitted for a vote at the Meeting, as described in the Company’s proxy statement for the Meeting furnished to the U.S. Securities and Exchange Commission on Form 6-K on June 16, 2026 (the “Proxy Statement”), was approved by the shareholders. The final voting results were as follows:

No.	Proposal	For	Against	Abstain
1

To approve, by way of a special resolution, subject to all requirements prescribed by sections 14, 14A and 14B of the Companies Act (Revised) of the Cayman Islands (the “Companies Act”) relating to share capital reductions being complied with, the following (together, the “Share Capital Reduction and Reorganization”): (a) the par value of each issued and outstanding class A ordinary share of par value of US$0.22 and each issued and outstanding class B ordinary share of par value of US$0.22 in the share capital of the Company be reduced to US$0.00001 by cancelling US$0.21999 of the paid-up capital on each of the issued and outstanding class A ordinary share of par value of US$0.22 and class B ordinary share of par value of US$0.22 (the “Share Capital Reduction”); (b) following the Share Capital Reduction, the amount deemed to be paid up on each issued and outstanding share of the Company shall be US$0.00001; (c) the credit arising from the Share Capital Reduction be transferred to a distributable reserve account of the Company which may be utilised by the Company as the board of directors of the Company (the “Board”) may deem fit and as permitted under the Companies Act, the Company’s memorandum and articles of association, and all relevant applicable laws, including, without limitation, eliminating or setting off any accumulated losses of the Company (if any) from time to time; (d) immediately following the Share Capital Reduction, (i) each authorized but unissued class A ordinary share of par value of US$0.22 be subdivided into 22,000 class A ordinary shares of par value of US$0.00001 each and (ii) each authorized but unissued class B ordinary share of par value of US$0.22 be subdivided into 22,000 class B ordinary shares of par value of US$0.00001 each (the “Subdivision”); (e) immediately following the Subdivision, the authorized share capital of the Company be altered by the cancellation of such number of excess authorized but unissued class A ordinary shares of par value of US$0.00001 each and authorized but unissued class B ordinary shares of par value of US$0.00001 each as will result in the Company having authorized share capital of US$10,000 divided into 1,000,000,000 ordinary shares of par value of US$0.00001 each, comprising (a) 900,000,000 class A ordinary shares of par value of US$0.00001 each and (b) 100,000,000 class B ordinary shares of par value of US$0.00001 each (the “Cancellation”); and (f) consequent upon the Share Capital Reduction, the Subdivision and the Cancellation, the authorized share capital of the Company shall be changed from US$220,000,000 divided into 1,000,000,000 ordinary shares of par value of US$0.22 each, comprising (a) 900,000,000 class A ordinary shares of par value of US$0.22 each and (b) 100,000,000 class B ordinary shares of par value of US$0.22 each to US$10,000 divided into 1,000,000,000 ordinary shares of par value of US$0.00001 each, comprising (a) 900,000,000 class A ordinary shares of par value of US$0.00001 each and (b) 100,000,000 class B ordinary shares of par value of US$0.00001 each

(Special Resolution)

		1,005,314	8,217	256
2

To approve, by way of an ordinary resolution, with effect immediately following the effectiveness of the Share Capital Reduction and Reorganization, an increase of the Company’s authorized share capital from US$10,000 divided into 1,000,000,000 ordinary shares of par value of US$0.00001 each, comprising (a) 900,000,000 class A ordinary shares of par value of US$0.00001 each and (b) 100,000,000 class B ordinary shares of par value of US$0.00001 each, to US$50,000 divided into 5,000,000,000 ordinary shares of par value of US$0.00001 each, comprising (a) 4,500,000,000 class A ordinary shares of par value of US$0.00001 each and (b) 500,000,000 class B ordinary shares of par value of US$0.00001 each, by the creation of (i) 3,600,000,000 class A ordinary shares of par value of US$0.00001 each, and (ii) 400,000,000 class B ordinary shares of par value of US$0.00001 each (the “Share Capital Increase”)

(Ordinary Resolution)

		1,005,186	8,579	22
3

To approve, by way of a special resolution, subject to and immediately following the effectiveness of the Share Capital Reduction and Reorganization and the Share Capital Increase, (1) the amendment and restatement of the currently effective memorandum and articles of association of the Company by their deletion in their entirety and the substitution in their place with the sixth amended and restated memorandum and articles of association, in the form attached to the Proxy Statement as Exhibit A (the “Sixth Amended and Restated Memorandum and Articles of Association”), which incorporate amendments including the Share Capital Reduction and Reorganization and the Share Capital Increase, and effective upon the Share Capital Reduction and Reorganization and the Share Capital Increase; and (2) the authorization of the Company’s registered office provider to make any necessary filing with the Registrar of Companies in the Cayman Islands in connection with the adoption of the Sixth Amended and Restated Memorandum and Articles of Association and the authorization of the Board to take all further actions and execute all further documents as may be necessary or advisable to carry out the intent of these resolutions (the “Adoption of Sixth Amended and Restated Memorandum and Articles of Association”)

(Special Resolution)

		1,007,222	6,539	24
4	To approve, by way of an ordinary resolution, the adjournment of the Meeting for any purpose, including to solicit additional proxies if there are insufficient votes at the time of the Meeting to approve the foregoing proposals (the “Adjournment Proposal”) (Ordinary Resolution)	1,008,542	5,215	31

Because Proposals 1, 2 and 3 were approved, adjournment of the Meeting pursuant to the Adjournment Proposal was not necessary.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ERAYAK Power Solution Group Inc.

Date: July 10, 2026	By:	/s/ Lingyi Kong
	Name:	Lingyi Kong
	Title:	Chief Executive Officer

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